Docebo Reports Third Quarter 2025 Results

TORONTO, ONTARIO - November 7, 2025 - Docebo Inc. (NASDAQ: DCBO; TSX:DCBO) (“Docebo” or the “Company”), a leading learning platform provider with a foundation in artificial intelligence (AI) and innovation, announced financial results for the three and nine months ended September 30, 2025. All amounts are expressed in US dollars unless otherwise stated.

“Docebo delivered another solid quarter, with results exceeding expectations, both enabled by the pace with which we are bringing innovation to our customers through our AI-First platform strategy,” said Alessio Artuffo, CEO and President of Docebo. “Our business continues to show steady progress, supported by stronger systems integrator partnerships and growing presence in the federal and SLED markets. As we close the year, we remain focused on disciplined execution, innovation, and delivering long-term value for our customers, employees, and shareholders.”

Third Quarter 2025 Financial Highlights
•Subscription revenue of $58.0 million, an increase of 10% from the comparative period in the prior year, represented 94% of total revenue.
•Subscription revenue increased by 9% after adjusting for the positive impact of approximately 1 percentage point resulting from the weakening of the U.S. dollar relative to foreign currencies.
•Total revenue of $61.6 million, an increase of 11% from the comparative period in the prior year.
•Total revenue increased by 10% after adjusting for the positive impact of approximately 1 percentage point given the weakening of the U.S. dollar relative to foreign currencies.
•Gross profit of $49.5 million, an increase of 10% from the comparative period in the prior year, represented 80.3% of revenue compared to 81.1% of revenue for the comparative period in the prior year.
•Net income of $6.1 million, or $0.21 per share, compared to net income of $5.0 million, or $0.16 per share for the comparative period in the prior year.
•Adjusted Net Income1 of $9.9 million, or Adjusted Earnings per share of $0.34, compared to Adjusted Net Income of $8.3 million, or Adjusted Earnings per share of $0.27 for the comparative period in the prior year.
•ARR was $235.6 million, an increase of 10.1% from the comparative period in the prior year. ARR was negatively impacted in the quarter by $0.2 million due to the effects of foreign exchange.
•Our largest OEM customer represented 6.2% of ARR as at September 30, 2025, compared to 9.4% as at September 30, 2024
•Excluding our largest OEM customer, ARR increased by approximately 14.0% from the comparative period in the prior year.
•Adjusted EBITDA1 of $12.4 million, representing 20.1% of total revenue, compared to $8.7 million, representing 15.7% of total revenue, for the comparative period in the prior year.
•Cash flow from operating activities of $5.3 million, compared to $4.3 million for the comparative period in the prior year.
•Free Cash Flow1 of $5.7 million, representing 9.2% of total revenue for the three months ended September 30, 2025, compared to $4.5 million, representing 8.2% of total revenue, for the comparative period in the prior year.

Third Quarter 2025 Customer Updates
•Notable new customer wins include a leading global provider in the industrial and environmental services sector with more than 200,000 employees that selected Docebo to unify its regional learning systems into a single, global platform. The solution will support multiple use cases, including sales, customer support, engineering, and HR enablement, combining centralized oversight with local flexibility. Referred through a channel partner, the customer chose Docebo for its ability to deliver enterprise-scale visibility, configurability, and a modern learner experience.
•Valsts Administrācijas Skola (VAS), the Latvian School of Public Administration, is the country’s largest training institution for civil servants, serving more than 60,000 employees across 160 public entities. Backed by European Union funding, VAS selected Docebo to unify and modernize its Employee Experience learning systems, to support onboarding, professional development, leadership, and compliance training. Partnering with a regional reseller, Docebo won this competitive tender over major global and local providers, strengthening our position in the government and education sectors and demonstrating our ability to deliver learning at national scale.

•One of the leading North American beverage companies with more than 25,000 employees and a portfolio of 100+ brands, selected Docebo to replace its legacy compliance training platform. The deployment will simplify administration, enhance reporting, and deliver a modern learner experience across the organization. Drawn to Docebo Creator for its content creation and translation capabilities, this competitive win over major HCM and LMS vendors highlights Docebo’s ability to deliver scalable, high-value learning solutions for large global enterprises.
•In a cross-sell with an existing customer, Amazon Health, the healthcare division of Amazon, selected Docebo to power a unified learning ecosystem supporting Customer and Employee Experience use cases across its expanding health services portfolio. The platform will deliver training in sales enablement, onboarding, leadership development, compliance, and partner education. Chosen for its AI-driven personalization and flexibility, this strategic win highlights Docebo’s ability to scale intelligent, enterprise-wide learning for global organizations.
•In the Fed/SLED space, Docebo signed two Federal deals, one an expansion with the U.S. Department of Energy and, through Deloitte, the Department of Defense’s Air Force Cyber Academy, reinforcing Docebo’s growing role in government and cybersecurity training. Additionally, several new SLED deals were signed including the State of Wisconsin Department of Public Instruction, Temple University, and the City of Sugar Land, Texas, reflecting increasing adoption of Docebo’s AI-First learning platform across the public sector.

1 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

Financial Outlook

Docebo is providing financial guidance for the three months ended December 31, 2025 as follows:

•Total revenue between $62.0 million and $62.2 million
•Adjusted EBITDA as a percentage of total revenue between 20.5% to 21.0%

Management expects subscription revenue to be in line with total revenue growth.

Docebo is revising financial guidance for the fiscal year ended December 31, 2025 as follows:

•Subscription revenue growth of 11.75%
•Total revenue growth of 11.40%
•Adjusted EBITDA as a percentage of total revenue of 18.0%

The information in this section is forward-looking. Please see the sections entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” and “Key Performance Indicators” in this press release for how we define “Adjusted EBITDA” and the section entitled “Forward-Looking Information.” A reconciliation of forward-looking “Adjusted EBITDA” to the most directly comparable IFRS measure is not available without unreasonable effort, as certain items cannot be reasonably predicted because of their high variability, complexity and low visibility. Docebo believes that this type of guidance provides useful insight into the anticipated performance of its business.

Third Quarter 2025 Results
Selected Financial Measures

	Three months ended September 30,				Nine months ended September 30,
	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue (in thousands of US dollars)	58,046	52,615	5,431	10.3%	169,295	150,326	18,969	12.6%
Professional Services (in thousands of US dollars)	3,576	2,818	758	26.9%	10,355	9,564	791	8.3%
Total Revenue (in thousands of US dollars)	61,622	55,433	6,189	11.2%	179,650	159,890	19,760	12.4%

Gross Profit (in thousands of US dollars)	49,490	44,971	4,519	10.0%	144,539	129,245	15,294	11.8%
Percentage of Total Revenue	80.3%	81.1%			80.5%	80.8%

Net Income (in thousands of US dollars)	6,109	4,959	1,150	23.2%	10,659	14,826	(4,167)	(28.1)%
Earnings per Share - Basic	0.21	0.16	0.05	31.3%	0.36	0.49	(0.13)	(26.5)%
Earnings per Share - Diluted	0.21	0.16	0.05	31.3%	0.35	0.48	(0.13)	(27.1)%

Cash Provided by Operating Activities (in thousands of US dollars)	5,293	4,335	958	22.1%	19,482	19,522	(40)	(0.2)%

Key Performance Indicators and Non-IFRS Measures

	As at September 30,
	2025	2024	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	235.6	214.1	21.5	10.1%
Average Contract Value (in thousands of US dollars)	62.8	54.3	8.5	15.7%

	Three months ended September 30,				Nine months ended September 30,
	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%
Adjusted EBITDA (in thousands of US dollars)	12,404	8,680	3,724	42.9%	30,550	24,101	6,449	26.8%
Adjusted Net Income (in thousands of US dollars)	9,901	8,255	1,646	19.9%	27,310	23,458	3,852	16.4%
Adjusted Earnings per Share - Basic	0.34	0.27	0.07	25.9%	0.93	0.77	0.16	20.8%
Adjusted Earnings per Share - Diluted	0.34	0.27	0.07	25.9%	0.90	0.76	0.14	18.4%
Working Capital (in thousands of US dollars)	5,561	9,891	(4,330)	(43.8)%	5,561	9,891	(4,330)	(43.8)%
Free Cash Flow (in thousands of US dollars)	5,663	4,533	1,130	24.9%	26,036	22,177	3,859	17.4%

Conference Call

Management will host a conference call on Friday, November 7, 2025 at 8:00 am ET to discuss these third quarter results. To access the conference call, please dial +1-646-960-0169 or +1-888-440-6849 or access the webcast at
https://docebo.inc/events-and-presentations/default.aspx. The Company will post Prepared Management Remarks (in .pdf format) regarding its Q3 2025 results, which will be the subject of this call, on the Investor Relations section of Docebo’s website at https://investors.docebo.com.

The unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2025 and Management’s Discussion & Analysis for the same period have been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.

An archived recording of the conference call will be available until November 14, 2025 and for 90 days on our website. To listen to the recording, please visit the webcast link which can be found on Docebo’s investor relations website at https://docebo.inc/events-and-presentations/default.aspx or call +1-609-800-9909 or +1-800-770-2030 and enter passcode 8722408#.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information in this press release includes, but is not limited to, statements regarding the Company’s business; the guidance for the three months ended December 31, 2025 in respect of total revenue, Adjusted EBITDA as a percentage of total revenue and subscription revenue and fiscal year ended December 31, 2025 in respect of total revenue growth, Adjusted EBITDA as a percentage of total revenue and subscription revenue growth discussed under “Financial Outlook” in this press release; the impact of AI on our business; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; expectations regarding increasing adoption of Docebo’s AI First learning platform across the public sector; and our competitive position in our industry (including the government and education sectors). This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; our ability to maintain the authorization required for use of our platform across the public sector; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•the Company’s ability to execute its growth strategies;

•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•changes in the attitudes, financial condition and demand of our target market;
•the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
•developments and changes in applicable laws and regulations;
•fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises;
•issues in the use of AI in our platform and potential resulting reputational harm or liability; and
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated February 27, 2025 (“AIF”), which is available under our profile on SEDAR+ at www.sedarplus.ca.

Our guidance for the three months ended December 31, 2025 in respect of total revenue, Adjusted EBITDA as a percentage of total revenue and subscription revenue and for the fiscal year ended December 31, 2025 in respect of total revenue, and Adjusted EBITDA as a percentage of total revenue, is in each case subject to certain assumptions and associated risks as stated above under this “Forward-Looking Information,” section and in particular the following:
•currency assumptions, in particular that the US dollar will remain strong against other major currencies;
•there will be continued macro-economic headwinds that will specifically affect our small and medium sized business and lower mid-market customers;
•there will be a seven-figure negative impact on our Annual Recurring Revenue base resulting from a large enterprise customer terminating its agreement with us following its acquisition of an organization that has an in-house LMS;
•our ability to win business from new customers and expand business from existing customers;
•the timing of new customer wins and expansion decisions by our existing customers;
•maintaining our customer retention levels, and specifically, that customers will renew contractual commitments on a periodic basis as those commitments come up for renewal, at rates not materially inconsistent with our historical experience; and
•with respect to Adjusted EBITDA as a percentage of revenue, our ability to contain expense levels while expanding our business.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the three and nine months ended September 30, 2025 and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR+ at www.sedarplus.ca.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

For further information, please contact:

Mike McCarthy
Vice President - Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com

Results of Operations

The following table outlines our unaudited condensed consolidated interim statements of income and comprehensive income for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars, except per share data)	2025	2024	2025	2024
	$	$	$	$
Revenue	61,622	55,433	179,650	159,890
Cost of revenue	12,132	10,462	35,111	30,645
Gross profit	49,490	44,971	144,539	129,245

Operating expenses
General and administrative	9,173	8,384	26,292	24,715
Sales and marketing	17,600	17,759	58,348	51,087
Research and development	11,905	11,153	38,007	32,331
Share-based compensation	1,925	1,815	4,447	5,670
Foreign exchange loss (gain)	96	266	1,161	(544)
Depreciation and amortization	743	877	2,388	2,519
	41,442	40,254	130,643	115,778
Operating income	8,048	4,717	13,896	13,467

Finance income, net	(198)	(623)	(1,388)	(1,839)
Other (income) loss	—	(1)	(2)	(16)
Income before income taxes	8,246	5,341	15,286	15,322

Income tax expense	2,137	382	4,627	496

Net income	6,109	4,959	10,659	14,826

Other comprehensive loss (income)
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	91	(761)	(1,072)	583

Comprehensive income	6,018	5,720	11,731	14,243

Earnings per share - basic	0.21	0.16	0.36	0.49
Earnings per share - diluted	0.21	0.16	0.35	0.48
Weighted average number of common shares outstanding - basic	28,746,111	30,221,380	29,517,317	30,296,756
Weighted average number of common shares outstanding - diluted	29,460,738	30,940,172	30,200,616	31,013,951

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	September 30, 2025	December 31, 2024	Change	Change
	$	$	$	%
Cash and cash equivalents	66,129	92,540	(26,411)	(28.5)%
Total assets	173,229	190,713	(17,484)	(9.2)%
Total liabilities	127,992	132,952	(4,960)	(3.7)%
Total long-term liabilities	6,924	4,350	2,574	59.2%

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the SaaS industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Annual Recurring Revenue”, “Average Contract Value”, “Adjusted EBITDA”, “Adjusted Net Income”, “Adjusted Earnings per Share - Basic and Diluted”, “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into annual or multi-year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

•Average Contract Value: Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers.

Annual Recurring Revenue and Average Contract Value as at September 30, 2025 and 2024 were as follows:

	2025	2024	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	235.6	214.1	21.5	10.1%
Average Contract Value (in thousands of US dollars)	62.8	54.3	8.5	15.7%

Adjusted EBITDA

Adjusted EBITDA is defined as net income excluding net finance income, depreciation and amortization, income taxes, share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, acquisition related compensation, transaction related expenses and restructuring costs, if any.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income.

The following table reconciles Adjusted EBITDA to net income for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars)	2025	2024	2025	2024
	$	$	$	$
Net income	6,109	4,959	10,659	14,826
Finance income, net(1)	(198)	(623)	(1,388)	(1,839)
Depreciation and amortization(2)	743	877	2,388	2,519
Income tax expense	2,137	382	4,627	496
Share-based compensation(3)	1,925	1,815	4,447	5,670
Other income(4)	—	(1)	(2)	(16)
Foreign exchange loss (gain)(5)	96	266	1,161	(544)
Acquisition related compensation(6)	1,015	1,005	3,074	2,989
Transaction related expenses(7)	6	—	470	—
Restructuring(8)	571	—	5,114	—
Adjusted EBITDA	12,404	8,680	30,550	24,101
Adjusted EBITDA as a percentage of total revenue	20.1%	15.7%	17.0%	15.1%

(1)Finance income, net, is primarily related to interest income earned on cash and cash equivalents as the funds are invested in highly liquid short-term interest-bearing marketable securities which is offset by interest expenses incurred on lease obligations, and contingent consideration as well as bank fees and other expenses.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (known as “ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other income, net is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange translation.

(6)These costs represent the earn-out portion of the consideration paid to the vendors of previously acquired businesses that is associated with the achievement of certain acquisition related performance and other obligations.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

(8)    There was a reduction in workforce during 2025 that resulted in severance payments to employees.

Adjusted Net Income and Adjusted Earnings per Share - Basic and Diluted

Adjusted Net Income is defined as net income excluding amortization of intangible assets, share-based compensation and related payroll taxes, acquisition related compensation, transaction related expenses, restructuring costs, foreign exchange gains and losses, and income taxes.

Adjusted Earnings per share - basic and diluted is defined as Adjusted Net Income divided by the weighted average number of common shares (basic and diluted).

The IFRS measure most directly comparable to Adjusted Net Income presented in our financial statements is net income.

The following table reconciles net income to Adjusted Net Income for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars)	2025	2024	2025	2024
	$	$	$	$
Net income for the period	6,109	4,959	10,659	14,826
Amortization of intangible assets	179	176	528	521
Share-based compensation	1,925	1,815	4,447	5,670
Acquisition related compensation	1,015	1,005	3,074	2,989
Transaction related expenses	6	—	470	—
Restructuring	571	—	5,114	—
Foreign exchange loss (gain)	96	266	1,161	(544)
Deferred income tax expense (recovery)	—	34	1,857	(4)
Adjusted net income	9,901	8,255	27,310	23,458

Weighted average number of common shares - basic	28,746,111	30,221,380	29,517,317	30,296,756
Weighted average number of common shares - diluted	29,460,738	30,940,172	30,200,616	31,013,951
Adjusted earnings per share - basic	0.34	0.27	0.93	0.77
Adjusted earnings per share - diluted	0.34	0.27	0.90	0.76

Working Capital

Working Capital as at September 30, 2025 and 2024 was $5.6 million and $9.9 million, respectively. Working Capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract costs, minus current liabilities, excluding borrowings, if any, and the current portion of contingent consideration and lease obligations. The decrease in working capital from September 30, 2024 to September 30, 2025 is driven by the use of cash and cash equivalents to purchase shares under the NCIB, as well as the recognition of the ASPP liability. Working Capital is not a recognized measure under IFRS.

The following table represents the Company’s working capital position as at September 30, 2025 and 2024:

	2025	2024
	$	$
Current assets	137,318	140,815
Less: Current portion of net investment in finance lease	0	(66)
Less: Current portion of contract costs	(11,553)	(7,715)
Current assets, net of net investment in finance lease and contract costs	125,765	133,034

Current liabilities	121,068	124,846
Less: Current portion of lease obligations	(864)	(1,703)
Current liabilities, net of lease obligations	120,204	123,143
Working capital	5,561	9,891

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs, plus non-recurring expenditures such as the payment of acquisition-related compensation, the payment of transaction-related costs, and the payment of restructuring costs. Free Cash Flow is not a recognized measure under IFRS. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow from operating activities.

The following table reconciles our cash flows from operating activities to Free Cash Flow for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars)	2025	2024	2025	2024
	$	$	$	$
Cash flow from operating activities	5,293	4,335	19,482	19,522
Purchases of property and equipment	(223)	(471)	(809)	(958)
Acquisition related compensation paid	—	669	2,690	3,307
Transaction related expenses paid	8	—	537	306
Restructuring costs paid	585	—	4,136	—
Free cash flow	5,663	4,533	26,036	22,177
Free cash flow as a percentage of total revenue	9.2%	8.2%	14.5%	13.9%